PROSPECTUS

                           GEOTEK COMMUNICATIONS, INC.
                      Issuance and Sale of 6,831,000 Shares
               of Common Stock issuable upon exercise of Warrants
             and Resale by a Certain Selling Shareholder of 621,000
          Shares of Common Stock issuable upon exercise of the Warrants

         This Prospectus relates to the issuance and sale to holders of the Warrants (as hereinafter defined) of the common stock, par value $.01 per share (the "Common Stock"), of Geotek Communications, Inc., a Delaware corporation ("Geotek" or the "Company"), upon exercise of such Warrants. The Warrants entitle the holders thereof to purchase from the Company an aggregate of 6,831,000 shares of Common Stock from time to time, at any time on or after 9:00 a.m., New York, New York time on January 6, 1996 until 5:00 p.m. New York, New York time on July 15, 2005 at a price of $9.90 per share, subject to adjustment under certain circumstances (the "Warrants"). All shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares."

         This Prospectus also relates to the offer and sale by S-C Rig Investments-III, L.P. (the "Selling Shareholder"), from time-to-time, of 621,000 of the Warrant Shares (the "Resale Shares"). The Resale Shares and the Warrant Shares are collectively referred to as the "Shares."

         The Company's Common Stock is listed on the NASDAQ National Market ("NNM") under the symbol "GOTK" and on the Pacific Stock Exchange ("PSE") under the symbol "GEO." On January 18, 1996, the closing sale price for the Company's Common Stock, as quoted on the NNM, was $6.875 per share.

                      ------------------------------------

 THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREOF.

                      ------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================================
                                                                                                            Proceeds to the
                                  Price               Underwriting Discounts           Proceeds to              Selling
                                to Public                 and Commissions              the Company            Shareholder

-------------------------------------------------------------------------------------------------------------------------------
Per Share.........          $         9.90(1)(2)             $0(1)(2)                   $         9.90          $(1)(3)
-------------------------------------------------------------------------------------------------------------------------------
Total...............        $67,626,900.00(1)(2)             $0(1)(2)                   $67,626,900.00          $(1)(3)
===============================================================================================================================

(1) The Warrant Shares registered for issuance and sale hereunder will be issued and sold to holders of the Warrants upon exercise of the Warrants at an exercise price of $9.90 per share, subject to adjustment under certain circumstances. It is anticipated that the Resale Shares registered for resale hereunder will be sold, from time to time, by the Selling Shareholder in market or private transactions at prevailing prices.

(2) No underwriting discounts or commissions are payable in connection with the issuance of the Shares.

(3) The Company will pay all expenses of the offering of the Warrant Shares to which this Prospectus relates. Notwithstanding the foregoing, the Company will not pay any underwriting or broker-dealer discounts or commissions agreed to be paid by the Selling Shareholder in connection with the resale of the Resale Shares by the Selling Shareholder.

                      ------------------------------------


                 The Date of this Prospectus is January 19, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. The Company's Common Stock is listed on both the NNM and the PSE and such reports, proxy statements and other information filed with the Commission should also be available for inspection at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street, N.W., Washington, D.C. 20006, and at the PSE facilities located at 115 Sansome Street, San Francisco, California.

         The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby (such registration statement, together with all exhibits thereto, is hereinafter referred to as the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any document filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, and in each instance are qualified in all respects by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company incorporates by reference into this Prospectus the documents listed below:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994 (as amended on Form 10-K/A #1 filed on or about April 28, 1995, Form 10-K/A #2 filed on or about May 26, 1995 and Form 10-K/A #3 filed on or about September 26, 1995);

         (2) The Company's Quarterly Reports on Form 10-Q for the three month periods ended March 31, 1995, June 30, 1995 (as amended on Form 10-Q/A filed on or about September 26, 1995) and September 30, 1995;

         (3) The Company's Current Reports on Form 8-K, dated June 18, 1993 (as amended on Form 8-K/A filed on or about July 12, 1993), June 8, 1994 (as amended on Form 8-K/A filed on or about June 27, 1995), July 5, 1994 (as amended on Form 8-K/A filed on or about September 14, 1994), August 2, 1994 (as amended on Form 8-K/A filed on or about October 13, 1994 and Form 8-K/A filed on or about May 25, 1995), February 27, 1995, May 26, 1995, July 6, 1995, July 31, 1995, August
24, 1995 and December 29, 1995; and

         (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated December 15, 1992.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment to the Registration Statement which indicate that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide, without charge, to each person (including any beneficial owner) to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of all documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein. Requests for such copies should be directed to Corporate Secretary, Geotek Communications, Inc., 20 Craig Road, Montvale, New Jersey 07645; telephone number (201) 930-9305.

                          ADDRESS AND TELEPHONE NUMBER

         The mailing address and telephone number of the Company's principal offices are as follows:

                           Geotek Communications, Inc.
                           20 Craig Road
                           Montvale, New Jersey  07645
                           (201) 930-9305

                                  RISK FACTORS

         The securities described herein involve a substantial degree of risk. In addition to the other information and financial data set forth elsewhere or incorporated by reference into this Prospectus, prospective investors should carefully consider, among other things, the following factors in evaluating the Company, its business and the Shares:

Commercial Implementation of GEONET(TM)
---------------------------------------
         The Company's current business plan contemplates the commercial implementation of GEONET in 36 target markets in the United States by the end of 1997. In each of these markets, the Company expects to gradually add subscribers and increase its service offerings. The Company expects to continue to generate negative cash flow in each of its target markets until it achieves an adequate subscriber base in such market.

         The successful and timely implementation of GEONET will depend upon a number of factors, many of which are beyond the control of the Company, including, but not limited to, the timely and cost-effective manufacture, construction and integration of the system infrastructure and software, the acquisition and control of additional radio spectrum, the procurement and preparation of base station and remote sites, the receipt of all necessary regulatory approvals, the establishment of effective sales and marketing organizations and distribution channels and the need for substantial additional financing. See "- Dependence on Third Party Providers," "- Need for Spectrum; Need for Transmission Sites," "- Government Regulation" and "- Need for Additional Financing." The failure or delay with respect to any of these items could adversely affect the timing of the implementation of GEONET in one or more of the Company's U.S. target markets, which could have a material adverse effect on the Company.

         The Company will make continuing hardware and software modifications to GEONET prior to, during and after the system's commercial roll-out. For example, the Company must integrate the initial GEONET data applications, which are expected to be completed in the first half of 1996, with the initial GEONET voice applications. Subsequent applications also will need to be integrated with existing GEONET applications. There can be no assurance that the Company will be able to satisfactorily complete such modifications and/or integration efforts, or that they will be able to be completed in a manner that enables the Company to offer its GEONET services on a profitable basis. A failure by the Company to satisfactorily complete any such modifications or integration efforts or to complete them on a cost-effective basis could have a material adverse effect on the Company.

         To date, no other wireless service provider has been successful at providing the level of integrated voice and data services contemplated by the Company. Accordingly, in implementing GEONET, the Company may encounter unforeseen technical issues. In addition, each of the Company's U.S. target markets is expected to present unique technical issues to the Company due to differences in geography and the level of local development. Technical difficulties in the operation and/or performance of GEONET also may be experienced as additional subscribers are added to the system in a given market or as the coverage area in any market is increased. There can be no assurance that the Company will be able to adequately address any such issues in any given market or that such issues will be able to be addressed in a cost-effective manner. Any failure by the Company to adequately address such issues or to address them in a cost-effective manner could have a material adverse effect on the Company.

Limited Operating History; Management of Growth
-----------------------------------------------
         The Company entered the wireless communications industry in 1992 and, therefore, has limited experience in developing, establishing and operating wireless communications systems. To date, most of the Company's wireless communications services experience has been in foreign markets and has involved different technology than that to be employed by the Company in its U.S. target markets. In addition, the Company's only experience to date in the United States with respect to its digital wireless communications services has been testing GEONET in Philadelphia and, beginning in August 1995, providing wireless communication services to customers in Philadelphia. Prospective investors, therefore, have limited historical financial information about the Company on which to make a determination as to the prospects for the Company's U.S.
wireless  communications   operations  or  financial  condition  and  as  to  an
investment in the Shares offered hereby.

         Although the Company has added experienced senior management and has filled a substantial number of sales and field service positions during the last year, the Company will need to rapidly and significantly increase the number of technical and sales personnel that it employs in its target markets as the roll-out of GEONET progresses. The Company's success will depend upon its ability to continue to attract, motivate, train and manage additional employees. Management's ability to manage the Company's growth effectively also will require it to significantly expand its operational, financial and management systems. The failure of the Company to manage its growth effectively would have a material adverse effect on the Company's future operations.

Need for Spectrum; Need for Transmission Sites
----------------------------------------------
         The Company will require additional spectrum to add capacity and to service anticipated demand in certain of its target markets, including in certain of its 1995 and 1996 markets. The Company also requires additional spectrum to initiate services in certain of its 1997 target markets. Moreover, a significant portion of the Company's existing radio spectrum in Philadelphia, New York City, Washington, Chicago, Dallas, Miami and Houston is subject to management agreements pursuant to which Motorola, Inc. ("Motorola") controls the radio spectrum. The Company cannot utilize this radio spectrum for GEONET services until such management agreements are terminated. In November 1994, Motorola and NEXTEL Communications, Inc. ("NEXTEL") entered into a consent decree with the federal government pursuant to which NEXTEL and Motorola agreed, upon effectiveness of the consent decree, to take steps to reduce their ownership and management of radio spectrum in certain U.S. markets including each of the above-referenced markets, so that they collectively own and/or manage no more than thirty 900 MHz channels in such markets. The consent decree further provides that any Motorola management agreements will be terminable at the sole option of the party owning the license upon 120 days' notice to Motorola. The consent decree allows Motorola to refuse to terminate such management agreements when Motorola and NEXTEL together control (including by management agreement) thirty or fewer 900 MHz channels in the licensee's market (including the managed channels as to which the termination of the agreement is being sought). The consent decree became effective on July 25, 1995. The Company has notified Motorola of its intent to terminate management agreements relating to certain channels owned by the Company or to which the Company has rights and has entered into an agreement with Motorola pursuant to which Motorola will vacate these channels on a schedule set by the Company.

         Certain agreements pursuant to which the Company has the right to acquire spectrum are subject to regulatory approval. Although the Company believes that such approval will be forthcoming prior to its expected roll-out in each such market, there can be no assurance that such approvals will be received on a timely basis or at all. The failure by the Company to obtain any such approvals could have a material adverse effect on the Company.

         The Company intends to acquire sufficient spectrum in each of its target markets in which it does not have sufficient spectrum to initiate service and to add additional capacity in certain of its other U.S. target markets. In December 1995, the Federal Communications Commission (the "FCC") commenced auctioning spectrum in each market in which the Company desires to acquire additional spectrum. Although the Company intends to bid on such spectrum to the extent such spectrum is needed, there can be no assurance that the Company will be the successful bidder for any radio spectrum auctioned by the FCC. In addition, the Company cannot predict the cost of obtaining licenses for additional spectrum since such costs are determined by factors beyond the Company's control, including but not limited to, the availability of licenses and the number of competitors seeking to acquire licenses in any particular market. Although the Company believes that it will be able to acquire sufficient spectrum in each of its U.S. markets, there can be no assurance that the Company will be able to make such acquisitions on a timely basis if at all or that such acquisitions will be able to be made on commercially acceptable terms. A failure by the Company to obtain sufficient radio spectrum on commercially acceptable terms and/or on a timely basis could have a material adverse effect on the Company. See "- Commercial Implementation of GEONET."

         There are only a limited number of existing communications towers capable of providing the Company with optimal coverage area for its radio transmissions and that are capable of supporting the Company's transmission equipment. In the event the Company cannot obtain leases for existing towers, it may be required to purchase sites, obtain necessary permits and build such towers, a process which the Company estimates could take up to one year to complete for each tower. If the Company is required to build new towers, the roll-out of GEONET in one or more target markets could be delayed, which could have a material adverse effect on the Company.

Deficiency of Earnings; Net Losses; Substantial Indebtedness
------------------------------------------------------------
         On a consolidated basis, the Company experienced net losses from continuing operations of $2.4 million, $50.4 million and $42.4 million for the years ended December 31, 1992, December 31, 1993 and December 31, 1994, respectively, and $47.4 million for the nine month period ended September 30, 1995. In addition, the Company had a deficiency of earnings before interest, taxes, depreciation and amortization ("EBITDA") of $0.9 million, $15.2 million and $34.2 million for the years ended December 31, 1992, December 31, 1993 and December 31, 1994, respectively, and $30.6 million for the nine month period ended September 30, 1995. The Company anticipates that its net operating losses from operations and its EBITDA deficiency will increase significantly during the roll-out of GEONET. There can be no assurance that the Company will ever operate at profitable levels or have positive EBITDA. Until sufficient cash flow is generated from operations, the Company will have to utilize its capital resources or external sources of funding to satisfy its working capital needs.

         The Company has significant indebtedness, a substantial portion of which is represented by its 15% Senior Secured Discount Notes due 2005 which have an aggregate principal amount at maturity of $227.7 million (the "Senior Discount Notes"). Although no payments of interest or principal are due on the Senior Discount Notes in the immediate future, the Company will have significant debt service obligations beginning in July 2000. The Company also anticipates seeking additional financing, which financing may impose additional and earlier debt service obligations on the Company. See "-- Need for Additional Financing." The degree to which the Company is leveraged may impair the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes. In addition, the Indenture governing the Senior Discount Notes (the "Indenture") and certain documents executed in connection therewith impose significant operating and financial restrictions on the Company, affecting, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of its subsidiaries, create liens, sell assets and engage in mergers and consolidations. Although the Indenture and the related documents contain various exemptions that are generally designed to allow the Company to operate its business without undue restraint, these restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financings, respond to changing market conditions and otherwise may restrict corporate activities.

Need for Additional Financing
-----------------------------
         The Company's existing cash on hand and expected cash flow from operations will not be sufficient to fund its full roll-out of GEONET. Based on the Company's projected roll-out schedule in its 36 United States target markets and its projected loading of subscribers in these markets, the Company estimates that it will need at least an additional $250.0 million of financing to fund GEONET's infrastructure costs as well as operating losses and working capital needs. Additionally, the macrocellular architecture of Geonet will allow the Company to adjust its aggregate cash expenditures by focusing its activities in certain markets while reducing its planned investments in other markets.

         The Company's need for additional financing will increase if the Company experiences delays in the commercial implementation of GEONET, cost overruns or unanticipated cash needs. Moreover, additional financing may be necessary to satisfy the terms of certain financing transactions, including, but not limited to, possible mandatory redemption and repayment obligations of the Company in connection with the Company's Preferred Stock. Under certain circumstances, the Company may be required on October 31, 2000 to redeem its Series H Cumulative Convertible Preferred Stock ("Series H Preferred Stock") for an aggregate price of $40.0 million (plus any accrued but unpaid dividends). In lieu of paying such redemption price in cash, the Company may satisfy this obligation by paying all or any portion of the redemption price in shares of Common Stock. In such event, the number of shares of Common Stock to be issued will be determined by multiplying the redemption price to be paid in Common Stock by 150% and dividing the resulting price by the market price of the Common Stock. In addition, in the event of certain circumstances constituting a change in control of the Company, the Company is obligated to offer to redeem its Series I Cumulative Convertible Preferred Stock ("Series I Preferred Stock"), its Series K Cumulative Convertible Preferred Stock ("Series K Preferred Stock") and its Series L Cumulative Convertible Preferred Stock ("Series L Preferred Stock") for their aggregate stated value, in each case approximately $10.0 million (plus accrued but unpaid dividends), payable in cash or shares of Common Stock at the Company's option.

         Pursuant to the terms of a Defeasance Security Agreement, dated July 6, 1995, the Company pledged to the holders of its Senior Secured Notes due 1998 (the "Notes"), $40.5 million, at maturity, of United States Treasury obligations to secure the Company's obligations under such Notes. The Notes are convertible into Common Stock beginning September 30, 1995 at a 12.5% discount to the market price of the Common Stock on the date of conversion. To the extent the Notes are not converted into Common Stock, the Company's financing needs will increase by an amount equal to the face value of the United States Treasury obligations securing such Notes which would otherwise have been released to the Company upon conversion.

         Additional financing also may be required to fund acquisitions of additional spectrum and businesses. The amount of additional funding required will depend upon the timing of such expenditures, the availability of cash flow from operations and, to the extent applicable, the availability of lease and vendor financing. It is presently anticipated that additional financing, if obtained, would be obtained from one or more sources, including, but not limited to, equity or debt financing (whether through public or private offerings), exercise of currently outstanding options and warrants, strategic partners, joint ventures, vendor financing, leasing arrangements or a combination thereof. There can be no assurance that additional financing will be available to the Company on desirable terms or at all.

Competition
-----------
         Although the Company believes that the quality, array and flexibility of services to be offered by the Company through GEONET will meaningfully differentiate such services from those offered by other wireless communications providers in the Company's target markets, the Company will face significant competition from such other providers. The Company expects to experience competition for each type of service it intends to offer from existing dispatch, cellular telephony, paging and public data service providers. In addition, the Company expects to experience competition from manufacturers of Private Mobile Radio ("PMR") equipment, which target existing private network operators and Specialized Mobile Radio ("SMR") customers and urge them to build or upgrade their own private networks rather than utilize SMR service providers. Many of these providers and manufacturers are larger, more established, have more experience in the telecommunications industry, have greater name recognition, have larger sales staffs and/or have greater financial resources than the Company.

         NEXTEL has announced plans to construct a nationwide digital Enhanced Specialized Mobile Radio ("ESMR") network and is offering services in several cities. NEXTEL has also secured a significant number of

800 MHz SMR channels in several of the largest U.S. markets. In addition, to the extent that Motorola is the largest provider of PMR equipment, Motorola may be deemed to be an indirect competitor of the Company.

         The Company also may face competition from technologies and services introduced in the future. In March 1995, the FCC completed auctions for wideband Personal Communications Services ("PCS") licenses on a regional Metropolitan Trading Area basis within the United States. The FCC commenced its auction of 493 broadband basic trading area PCS licenses in December 1995. PCS could compete with services to be offered by the Company. The FCC also may license additional spectrum for other wireless services. It is also possible that satellite technology ultimately could be developed to permit urban use equal to or superior to that available through SMR systems, which would result in increased competition for the Company's services. The commercialization or further development of any such technologies could have a material adverse effect on the Company. See "- Rapid Technological Changes".

         Many of the target customers for GEONET currently use other wireless communications services. In order to be successful, the Company will need to migrate a portion of its target customers from their existing services to those provided by the Company over GEONET. The Company's ability to migrate its target customers over to its services will be highly dependent on the perceived utility of the Company's services to its target customers as compared to the services currently utilized by such customers. Because there currently is no integrated wireless communications network commercially available that is comparable to that expected to be offered by the Company over GEONET, the extent of the demand for the Company's wireless communication services cannot be predicted with any degree of certainty. The demand for the Company's digital wireless communications services also could be affected by other matters beyond its control, such as the future cost of subscriber equipment, marketing and pricing strategies of competitors and general economic conditions.

         The Company also expects to experience competition for radio spectrum from existing and future providers of wireless communications services. The Company also expects to experience competition for communications tower space. See "- Need for Spectrum; Need for Transmission Sites."

         The Company also experiences competition for each of its products and services other than GEONET in the markets in which it sells such products and services. Such competition is expected to remain strong for the foreseeable future.

Government Regulation
---------------------
         The licensing, construction, operation and acquisition of SMR systems in the United States is regulated by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). During 1994, the FCC initiated several regulatory proceedings with wide-ranging implications for the wireless telecommunications industry. A primary intent of these recent amendments was to encourage competition among mobile communications service providers by removing regulatory distinctions between common carriers such as cellular telephone companies and private carriers such as SMR service providers. Although the Company will not be required to comply with most of these regulatory changes prior to 1996, the regulations may materially impact the Company's operations in the future. For example, the Company will be required to provide services on a "nondiscriminatory basis" and on terms that are not "unjust and unreasonable," as such terms are defined by the Communications Act. In addition, the FCC may, in the future, require that the Company provide equal access to its wireless services to other wireless and wireline communications providers and interconnection to wireline and wireless entities. The FCC may, in the future, specify by rule other common carrier regulations that would apply to commercial mobile services providers such as the Company. Moreover, the FCC did not delay the effective date of the applicability of its rules concerning foreign investment in and management and/or participation in any entity holding an FCC license. However, the FCC did provide a mechanism for newly re-classified providers to petition for a waiver of these limitations. The Company filed a petition to retain its foreign directors and officers, including certain executive officers of the Company the loss of the services of which could adversely affect the conduct of the Company's business. The Company's petition was granted by the FCC, which permits the Company to retain its foreign directors and officers until August 10, 1996. Thereafter, the Company's ability to retain foreign directors and officers will be limited by current FCC regulations. See "- Dependence on Key Personnel." These limitations may also affect the Company's ability to secure foreign financing through the sale of shares of Common Stock or Common Stock equivalents and to issue Common Stock in the acquisition of foreign subsidiaries. The Company cannot predict the effect of any of these regulations or any future regulation adopted by the FCC on the Company's operations. Moreover, there has been little experience in the interpretation and implementation of these regulations. Future interpretations or practices with respect to such regulations could have a material adverse effect on the Company.

         The Company has been granted a waiver to construct and activate certain systems it has acquired. In the event the Company fails to construct or activate such systems in accordance with the dates set forth in the waiver, the Company could lose the waiver and lose all of the frequencies covered by such waiver which have not been constructed or activated. The Company's waiver is currently subject to a pending challenge that was filed by a third party with whom the Company failed to negotiate a satisfactory management agreement. The Company believes that this challenge is without merit and is vigorously opposing it. A loss of the frequencies covered by such waiver that have not been constructed or activated would have a material adverse effect on the Company.

         The Company intends to acquire additional SMR licenses. There can be no assurance that the Company will be successful in its efforts to negotiate the acquisition of all licenses it seeks to acquire or in its efforts to obtain regulatory approval thereof. In addition, there can be no assurance that any licenses currently owned or acquired in the future by the Company will be renewed. The failure of the Company to renew existing or future SMR licenses could have a material adverse effect on the Company.

         All of the equipment utilizing the Company's technology, to the extent it is used to send or receive signals, must meet FCC criteria. Although GEONET base stations have received such approval and the mobile subscriber units have been designed to meet FCC standards and have been submitted for such approval, there can be no assurance that the subscriber units will meet such criteria. A failure by the Company's subscriber units or any of its other equipment to meet FCC standards could have a material adverse effect on the Company.

         Future changes in regulation or legislation affecting digital wireless telecommunications service or the allocation by the FCC or Congress of additional spectrum for services that compete with such service could adversely affect the Company's business. See "- Competition."

Dependence on Third Party Providers
-----------------------------------
         The Company's digital wireless telecommunications system is being developed and commercialized by its subsidiary, PowerSpectrum, Ltd. ("PST"). However, the development by PST of the technology and systems is dependent in large part upon the efforts of Rafael Armament Development Authority ("Rafael"), a PST contractor, to adapt frequency hopping from a military to a commercial application, to integrate the frequency hopping technology with other digital technologies required for optimal commercial deployment of GEONET and, as discussed below, for the cost-effective manufacture of the base station hardware. In this regard, approximately 90 employees of Rafael are presently engaged on a full-time subcontract basis in the development of FHMA. If Rafael reduces its commitment to PST or continuing development efforts are not successful, the Company's prospects could be materially adversely affected.

         Neither the Company nor PST manufacture the system architecture, hardware and mobile subscriber units necessary for the commercial implementation of GEONET. Rafael has been contracted by PST to manufacture the system hardware for GEONET. Third parties, including Mitsubishi Consumer Electronics America ("Mitsubishi"), Hughes Network Systems ("Hughes"), a unit of GM Hughes Electronics, and Kenwood Corporation of Japan ("Kenwood"), will manufacture subscriber units and certain other components of the system hardware for GEONET. There can be no assurance that such third parties will deliver such equipment on a timely basis or that the Company will be able to successfully integrate such components and hardware in a cost effective system on a timely basis, if at all. The Company has only a single manufacturing source for certain of the components of the GEONET system hardware, including the base stations and subscriber units. Although the Company believes that it can obtain all components necessary to build GEONET from other sources, delays may be encountered in the event of a component shortage because of the time it may take to identify substitute sources and manufacture substitute components. A failure by the Company to obtain hardware components on a timely basis or at satisfactory prices could adversely affect the ability of the Company to roll-out and market GEONET, which could have a material adverse effect on the Company. See "- Commercial Implementation of GEONET."

         The Company has entered into an agreement with IBM Corporation ("IBM") to manage the construction of the GEONET stations and the installation of FHMA equipment in the Company's U.S. target markets. A failure by IBM to manage the preparation and construction of the Company's base stations and remote sites could have a material adverse effect on the Company. See "- Commercial Implementation of GEONET".

Rapid Technological Changes
---------------------------
         The telecommunications industry is subject to rapid and significant changes in technology, which could lead to new products and services that compete with those offered by the Company or could lower the cost of current competing products and services to the point where the Company's products and services could become non-competitive and the Company could be required to reduce the prices of its services. While the Company is not aware of any proposed changes that will materially affect the attractiveness of its product and service offerings, the effect of technological changes on the businesses of the Company cannot be predicted. In the future, the Company expects to experience competition from new technologies such as ESMR networks, PCS and possibly satellite technology, as well as from advances with respect to existing technologies such as cellular, paging and mobile data transmission. See "- Competition."

Dependence on Key Personnel
---------------------------
         The success of the Company will depend greatly upon the active participation and the experience of its management. The loss of the services of Yaron Eitan, the Company's President and Chief Executive Officer, could adversely affect the conduct of the Company's business. In addition, the successful implementation of the Company's business plan will depend, to a large extent, upon the ability of the Company's and its subsidiaries' engineers and scientific personnel to perfect and improve upon existing and proposed products. The loss of some or all of such personnel, or the inability of the Company to attract additional personnel, or the inability of such persons to design such systems or to continue product enhancement will directly inhibit the ability of the Company to sell its products and services and to operate profitably.

Risks of International Business
-------------------------------
         The Company operates in and sells products and services to clients in various countries and certain of its products and components are manufactured abroad. The Company's research and development activities are reliant upon foreign providers. Accordingly, the Company is subject to the risks inherent in conducting business across national boundaries, including, but not limited to, currency exchange rate fluctuations, international incidents, military outbreaks, economic downturns, government instability, nationalization of foreign assets, government protectionism and changes in governmental policy, any of which risks could have a material adverse impact on the Company.

Influence by Significant Stockholders; Preemptive Rights
--------------------------------------------------------
         As of the date hereof, approximately 25% of the total voting power of the Company's Common Stock (on a fully diluted basis, but without giving effect to the exercise of the options held by Vanguard Cellular Systems, Inc. ("Vanguard")), was beneficially owned by the directors and executive officers of the Company and their affiliates. Consequently, the Company's directors and executive officers will be able to exert significant influence with respect to all matters upon which stockholder approval is required.

         Of the amounts discussed above, 5,916,514 shares, or 9.9% of the Company's Common Stock are beneficially owned by the Selling Shareholder, whose affiliate, Purnendu Chatterjee, is a director of the Company. See "- Selling Shareholder." In addition, as of the date hereof, Vanguard beneficially owned approximately 3.3 million shares or 6.1% of the Company's outstanding Common Stock. However, assuming full exercise of the options held by Vanguard as of such date, 8.6 million shares, or 14.5% of the Company's Common Stock on a fully diluted basis, would be beneficially owned by Vanguard. With respect to certain issuances of voting securities by the Company, Vanguard and the Selling Shareholder have the preemptive right to purchase voting securities of the Company, at the same price and the same terms as the Company may offer to third parties, in an amount sufficient to maintain Vanguard's or the Selling Shareholder's percentage interests, as applicable, in the voting securities of the Company on a fully diluted basis.

         Winston Churchill, the Chairman of the Board of the Company, Yaron Eitan, the President and Chief Executive Officer of the Company, Evergreen Canada-Israel Investment & Co., Ltd. ("Evergreen"), the Selling Shareholder and Vanguard have agreed to vote their shares to elect a representative of each of Evergreen, the Selling Shareholder and Vanguard, respectively, to the Board of Directors of the Company (although no representative of Evergreen currently is a member of the Board of Directors). This obligation shall continue with respect to each of the parties for so long as Vanguard, the Selling Shareholder and Evergreen beneficially own at least 2,500,000, 2,500,000 and 1,000,000 shares of Common Stock, respectively. In the event that the beneficial ownership of any such party drops below its designated ownership level, then the agreement terminates with respect to such party only and the agreement continues in full force and effect with respect to the remaining parties thereto. Mr. Purnendu Chatterjee is the designated representative of the Selling Shareholder; and Mr. Haynes G. Griffin is the designated representative of Vanguard. In addition, the Company has agreed, pursuant to an agreement entered into in connection with the Company's acquisition of Metro Net Systems, Inc. to use its best efforts to cause the election of Mr. Richard Krants as a director of the Company through the 1996 fiscal year. The Company has also agreed to use its best efforts to have Mr. Eitan elected as a member of the Board of Directors during the term of his employment.

Transactions with Affiliates
----------------------------
         During the period since its inception, the Company has undertaken a wide variety of financing and merger/acquisition activity which has resulted in its present corporate and financial structure. Included in such activity have been transactions which have involved persons who now serve, or who did serve at the time, as directors and officers of the Company or persons or entities related to such persons. In every instance where such transactions have involved any such persons or entities, the specific transaction has been approved unanimously by directors of the Company, including all disinterested and outside directors, with the affected parties abstaining. It is the Company's view that each such transaction has been on terms no less favorable to the Company than other similar transactions available to the Company with unaffiliated parties, if available at all. In most of such instances, such transactions have been the Company's only recourse to meet financing needs and/or business goals. Despite the foregoing, prospective purchasers may wish to consider the circumstances in which such transactions were made, the terms of such transactions and the Company's possible alternative courses of action.

Patent Issues
-------------
         The Company protects its proprietary information by way of confidentiality and non-disclosure agreements with employees and third parties who may have access to such information. The Company continually reviews its technology developments in order to file patent applications and has filed patent applications with respect to certain aspects of its FHMA(TM) frequency hopping technology and GEONET in Israel and expects to file additional patent applications in Israel and the United States. Generally, the Company intends to file all patent applications in the United States and Israel and in such other countries as it deems appropriate. There can be no assurance that such applications will be granted. There can be no assurance that any patents issued will afford meaningful protection against competitors with similar technology or that any patents issued will not be challenged by third parties. There also can be no assurance that others will not independently develop similar technologies, duplicate the Company's technologies or design around the patented aspects of any technologies developed by the Company. Many patents and patent applications have been filed by third parties with respect to wireless communications technology. The Company does not believe that its technology infringes on the patent rights of third parties. However, there can be no assurance that certain aspects of the Company's technology will not be challenged by the holders of such patents or that the Company will not be required to license or otherwise acquire from third parties the right to use certain technology. The failure to overcome such challenges or obtain such licenses or rights could have a material adverse effect on the Company's operations.

Dividends On Common Stock Not Likely
------------------------------------
         The Company has not declared or paid any cash dividends on its Common Stock since commencing operations and does not anticipate paying any dividends on its Common Stock in the foreseeable future. At present, the Company is obligated to pay, for a five-year period following the issuance of the Series H Preferred Stock, cumulative dividends of $2,000,000 per year on the Series H Preferred Stock, in cash, and, for a five-year period following the issuance of the Series I Preferred Stock and the Series K Preferred Stock, respectively, cumulative dividends equaling $700,000 per year on the Series I Preferred Stock and $700,000 per year on the Series K Preferred Stock, in cash or shares of Common Stock of the Company, before any cash dividends may be paid on its Common Stock. In addition, the Company is presently obligated to pay cumulative annual dividends of $750,000 per year on the Series L Preferred Stock, in cash or additional shares of Series L Preferred Stock, and cumulative annual dividends of $988,125 per year on its Series M Cumulative Convertible Preferred Stock, in cash or shares of Common Stock, before any cash dividends may be paid on its Common Stock. At present, the Company is current in payment of all required dividends on its outstanding preferred stock. In addition, the terms of certain indebtedness of the Company prohibit, during the term of such indebtedness, the declaration or payment of any dividend on the Company's Common Stock (other than in shares of such Common Stock).

Shares of Common Stock Eligible for Sale; Dilution
--------------------------------------------------
         The Company has in the past registered for offer and sale under the Securities Act certain of the issued and outstanding shares of Common Stock and certain of the shares of Common Stock issuable upon the exercise or conversion, as applicable, of outstanding options, warrants and convertible securities held by the Company's stockholders, including certain officers, directors, employees and "affiliates" of the Company (as such term is defined pursuant to the Exchange Act). The sale of such shares would have been subject to substantial limitations in the absence of such registration. A substantial number of such shares may still be held by the registered holders thereof and available for resale under currently effective registration statements. In addition, certain stockholders of the Company hold the right (subject to certain conditions) to require that the Company register for offer and sale issued and outstanding shares of Common Stock and/or shares of Common Stock issuable upon the exercise or conversion, as applicable, of options, warrants and convertible securities. Sales of substantial amounts of such shares could adversely affect the market value of the Common Stock and, in the case of convertible securities, may effect a dilution of the book value per share of Common Stock, depending upon the timing of any such sales.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Resale Shares by the Selling Shareholder. The Company intends to use the proceeds from the issuance and sale of the Warrant Shares (i) to fund expenditures for the building, development and roll-out of GEONET, including site construction, marketing costs, the purchase of subscriber units and system hardware and (ii) for general corporate purposes, including the funding of operating losses, working capital requirements, the possible acquisition of additional radio spectrum in the Company's U.S. target markets and to fund the Company's international operations.

         The Company will require substantial additional financing in order to complete the roll-out of GEONET in all 36 of its U.S. target markets. See "Risk Factors - Need for Additional Financing." Pending their use as set forth above, the proceeds from the issuance and sale of the Warrant Shares will generally be invested in high-grade, short-term, marketable, interest-bearing securities.

                               SELLING SHAREHOLDER

         The Selling Shareholder (which term includes its transferees, pledgees, donees or its successors) may from time-to-time offer and sell pursuant to this Prospectus any or all of the Resale Shares.

         The following table sets forth information, as of the date hereof, with respect to the Selling Shareholder, including the total number of shares and percentage of the Common Stock beneficially owned by the Selling Shareholder, the number of such shares subject to sale hereunder and the resulting number of shares and percentage of Common Stock to be beneficially owned by the Selling Shareholder if all Resale Shares are sold by the Selling

Shareholder. Such information has been obtained from the Selling Shareholder. The Selling Shareholder does not have, nor within the past three years has it had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below.


===================================================================================================================================
                                                  Pre-Offering                                       Post Offering(2)
===================================================================================================================================

Selling                  Total Number               Percent          Shares               Total                 Percentage
Shareholder              of Shares of               age of           Offered              Number of             of
                         Common Stock               Class(3)                              Shares of             Class(3)
                         of the                                                           Common
                         Company                                                          Stock of
                         Beneficially                                                     the
                         Owned                                                            Company
                                                                                          Beneficially
                                                                                          Owned

===================================================================================================================================
S-C Rig
Investments                5,916,514                 9.9%             621,000              5,295,514               8.8%
III, L.P.(1)
===================================================================================================================================

(1) In addition to the Resale Shares, the Selling Shareholder holds 445,445 shares of the Company's Series H Preferred Stock and 20 Shares of the Company's Series I Preferred Stock, convertible in accordance with the Certificate of Designation of such shares into 4,444,450 shares of Common Stock and 851,064 shares of Common Stock, respectively. In connection with its purchase of the Series I Preferred Stock, the Selling Shareholder was granted certain preemptive rights with respect to the issuance of voting securities by the Company.

         Upon the occurrence of certain events of default with respect to the Series H Preferred Stock or Series I Preferred Stock, the number of directors constituting the Board of Directors of the Company shall be increased by two (i.e. by a total of four if any events of default occur with respect to both the Series H Preferred Stock and the Series I Preferred Stock), both of the additional directors will be elected by the holders of the Series H Preferred Stock or Series I Preferred Stock, as applicable. The Selling Shareholder currently holds all of the outstanding Series H Preferred Stock and Series I Preferred Stock.

         In addition, Dr. Purnendu Chatterjee, an affiliate of the Selling Shareholder is currently a Director of the Company. As an affiliate of the Selling Shareholder, Dr. Chatterjee may be deemed to beneficially own those securities held by the Selling Shareholder. Dr. Chatterjee also may be deemed to beneficially own options to purchase 200,000 shares of Common Stock held by one of his affiliates, XTEC International, Inc. Dr. Chaterjee also holds 20,000 options to purchase Common Stock which are immediately exercisable. In total, as calculated in accordance with Rule 13d-3 under the Exchange Act, Dr. Chatterjee may be deemed to beneficially own approximately 10.2% of the Common Stock of the Company.

(2) Assumes the sale of all Resale Shares offered by this Prospectus by the Selling Shareholder to third parties unaffiliated with the Selling Shareholder.

(3) These percentages are calculated in accordance with Section 13(d) of the Securities Act and the rules promulgated thereunder.

                              PLAN OF DISTRIBUTION

         The Resale Shares are being registered to permit public secondary trading of the Resale Shares by the Selling Shareholder from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisors to holders of the Resale Shares) in connection with the registration and sale of the Resale Shares covered by this Prospectus. The Company will not receive any of the proceeds from the sale of the Resale Shares by the Selling Shareholder.

         Pursuant to this Registration Statement, the Resale Shares may be sold by the Selling Shareholder from time to time while this Registration Statement is effective in the over-the-counter market or otherwise at prices and terms prevailing at the time of sale or in negotiated transactions. Although the Selling Shareholder has not advised the Company that it currently intends to sell the Resale Shares pursuant to this Registration Statement, the Selling Shareholder may choose to sell all or a portion of the Resale Shares from time to time in the manner described above. The methods by which the Resale Shares may be sold by the Selling Shareholder in one or more of the following transactions may include: (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus and (c) ordinary brokerage transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated (and, if such broker or dealer acts as agent for the purchaser of such shares, from such purchaser). Brokers or dealers may agree with the Selling Shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill such broker or dealer commitment to the Selling Shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and book transactions and which may involve sales to and through other brokers or dealers, including transactions, of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with the methods as described above.


                                  LEGAL MATTERS

         The validity of the Shares will be passed upon by Andrew Siegel, Esquire, General Counsel and Secretary of the Company.

                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1994 and 1993 and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1994, 1993 and 1992, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. In such report, Coopers & Lybrand L.L.P. states, that with respect to certain affiliated companies, their opinions are based upon the reports of other independent accountants.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which it relates or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


                  TABLE OF CONTENTS                Page


Available Information............................   2
Incorporation of Certain Information
  by Reference...................................   2
Address and Telephone Number.....................   3
Risk Factors.....................................   3
Use of Proceeds..................................  11
Selling Shareholder..............................  11
Plan of Distribution.............................  12
Legal Matters....................................  13
Experts..........................................  13





                          GEOTEK COMMUNICATIONS, INC.


                     ISSUANCE AND SALE OF 6,831,000 SHARES
                         OF COMMON STOCK ISSUABLE UPON
                              EXERCISE OF WARRANTS
                            AND RESALE BY A CERTAIN
                         SELLING SHAREHOLDER OF 621,000
                        SHARES OF COMMON STOCK ISSUABLE
                         UPON EXERCISE OF THE WARRANTS









                                -----------------


                                   PROSPECTUS


                                January 19, 1996


                                -----------------